EXHIBIT 99.1

Nebius welcomes Bezos Expeditions as lead investor in AI data business Toloka

●	Enables significant and rapid scaling of Toloka’s business to capitalize on substantial market opportunity in AI data
●	Positions Toloka among top tier of AI data companies globally, backed by world-class strategic investors
●	Secures long-term potential upside for Nebius shareholders from growth of Toloka’s business
●	Gives Toloka greater flexibility and independence in governance

Amsterdam, May 7, 2025 – Nebius Group (“Nebius” or “the Company”; NASDAQ: NBIS) today announced a strategic investment in Toloka, its AI data solutions business, led by Bezos Expeditions (the investment arm of Jeff Bezos) with participation from Mikhail Parakhin, CTO of Shopify.

The investment marks a pivotal step in Toloka’s evolution, and will enable the company to scale rapidly and sharpen its strategic focus amid accelerating global demand for reliable, high-quality AI data solutions.

Mikhail Parakhin will take up the role of Executive Chairman of Toloka’s newly constituted Board of Directors following the completion of the investment. The company’s executive management team will continue to be led by founder and CEO Olga Megorskaya, who will also join the new Board of Directors.

Arkady Volozh, founder and CEO of Nebius Group, commented:

“Attracting world-class strategic investors like Jeff and Mikhail is a strong endorsement of the quality of Toloka’s business and leadership. As enthusiastic backers of Olga and the outstanding Toloka team since day one, we believe this is the best way for Toloka to accelerate its growth and capitalize on the enormous opportunities of the AI revolution. Nebius remains committed to Toloka’s long-term success, and we are excited to be part of what comes next.

“For us, this partnership is also another clear demonstration that Nebius is a place where bold ideas and exceptional companies can be born and scaled. From our role building ClickHouse, which we incubated and took to the next level with top-tier VC backing, to our self-driving company Avride, Nebius is creating an environment for long-term innovation and value creation.”

Olga Megorskaya, founder and CEO of Toloka, added:

"This investment marks a pivotal moment for Toloka as we enter a new phase of growth. With strong financial backing from strategic investors who deeply understand the AI landscape, we're now positioned to significantly scale our technological innovations at the critical intersection of human expertise and AI capabilities.

“Toloka’s unique approach to human-AI collaboration enables us to address the most pressing challenges in AI development today – ensuring systems are not only powerful but also reliable, safe, and aligned with human values. As AI becomes increasingly integrated into global workflows, Toloka stands ready to power the next generation of solutions that intelligently combine human judgment with AI efficiency, setting new standards for what's possible in this rapidly evolving ecosystem.”

Mikhail Parakhin, incoming Executive Chairman of Toloka, added:

"The demand for world-class AI data expertise is more urgent than ever. Toloka is uniquely positioned to meet this need, distinguished by its excellent engineering, strong research reputation, and proven ability to blend ML expertise with managing humans at scale and with scientific rigor. I'm excited to be joining Toloka to help the company seize the opportunity to help shape the next chapter of our industry."

Nebius remains committed to supporting Toloka’s strategic direction and long-term value creation, and will retain a significant majority economic stake, securing significant long-term upside for shareholders. Arkady Volozh and Charles Ryan, an independent non-executive director of Nebius, will also become non-executive directors of Toloka.

At the same time, as a result of the transaction, Nebius will relinquish majority voting control of Toloka, with the aim of giving Toloka greater independence and governance flexibility, and also enabling the Nebius management team to increase its focus on the core AI infrastructure business.

Toloka boasts deep expertise and world-class competencies across the AI development lifecycle including in critical areas like agent safety evaluation and red teaming. From its origins in large-scale crowd-sourced data labeling, Toloka has undergone a significant transformation, and today is a trusted partner to leading frontier AI labs, model developers and enterprise clients including Amazon, Anthropic, Microsoft, poolside, Recraft and Shopify. The company’s work plays a vital role in ensuring that advanced AI systems are not just accurate and scalable, but also safe, aligned with human values, and ready for responsible deployment.

To learn more about Toloka’s unique capabilities, clients and future roadmap, as well as additional commentary about today’s announcement, read Toloka CEO Olga Megorskaya’s blog post here: http://toloka.ai/blog/toloka-strategic-investment-led-by-bezos-expeditions/

As a result of Nebius ceasing to hold majority voting power in Toloka, it will no longer include Toloka’s results in Nebius’ consolidated financial statements and will instead report its stake in Nebius’ equity investments from the closing date. Nebius will provide more details on its upcoming earnings call on May 20, 2025.

About Nebius

Nebius (NASDAQ:NBIS) is a technology company building full-stack infrastructure to service the explosive growth of the global AI industry, including large-scale GPU clusters, cloud platforms, and tools and services for developers. Headquartered in Amsterdam and listed on Nasdaq, the company has a global footprint with R&D hubs across Europe, North America, and Israel.

Nebius’s core business is an AI-centric cloud platform built for intensive AI workloads. With proprietary cloud software architecture and hardware designed in-house (including servers, racks, and data center design), Nebius gives AI builders the compute, storage, managed services, and tools they need to build, tune, and run their models.

More information about Nebius can be found at https://group.nebius.com